

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via E-Mail
Michael Mazzoni
Chief Financial Officer
OPTi Inc.
One First Street, Suite 14
Los Altos, CA 94022

Re: **OPTi Inc.**
   Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
   Filed February 22, 2012
   File No. 000-21422

Dear Mr. Mazzoni:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notice and Availability of Materials, page 2

1.   Please expand your response to prior comment 1 to demonstrate that you are eligible to incorporate the disclosure by reference. Also, please add to your proxy statement appropriate *pro forma* financial information.

Background and Reason for the Dissolution, page 4

2.   Please address that part of prior comment 2 that sought disclosure of when the board conducted the analyses and reached the conclusions mentioned in this section. From your revised disclosure, the date of each of the disclosed analyses and conclusions should be clear, including when the "thorough review" occurred that resulted in the board concluding that litigation opportunities were exhausted. Also disclose when the third party decided against the partnership.

3.   Please expand the disclosure added in response to prior comment 3 to include the substance of the statements in the first, third and fourth sentences of the last paragraph on page 8 of your Form 10-Q for the period ended September 30, 2011.

4.   Please expand your response to prior comment 3 to tell us the reason for the first clause in section 5 of Exhibit A regarding "alternative contractual arrangements between shareholders of the Company and the Company." Include in your response why the clause was added and what contractual arrangements exist or are contemplated.

Officer Bonus Arrangements, page 9

5.   Please disclose how you will determine whether the officers receive 1% or 5% or some percentage between those numbers as a bonus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief

cc (by e-mail): James Topinka, Esq.
                        Winston & Strawn LLP